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August 15, 2005


Mr. Adam Phippen and Ms. Robyn Manuel
Staff Accountant
Securities and Exchange Commission
Washington, D.C.  20549

Re:  Harold's Stores, Inc. - Commission File No. 1-10892

Dear Mr. Phippen and Ms. Manuel:

Based on further discussions with you on August 10, 2005, we would like to revise our responses to Item 4 and Item 5 of your comment letter dated July 7, 2005 as follows:

Form 10-K for Fiscal Year Ended January 29, 2005

Item 7. Management's Discussion and Analysis of
Financial Condition and Results of Operations

     Liquidity
     4. Comment: Please refer to Item 10(e) of Regulation S-K as well as our Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures (available on our website at www.sec.gov) and provide us in detail your justification for presenting in footnote (1) to the table various measures of your liquidity as if your line of credit was classified as long-term. We believe each of these measures represents a non-GAAP measure since under GAAP your line of credit is required to be classified as a currently liability. If you believe you are permitted to include these measures in future filings, please show us how you plan to revise your disclosures to comply with all of the disclosure requirements in Item 10(e) with respect to your presentation of such non-GAAP measures.
       Updated Company Response: In future filings, we will eliminate the above referenced non-GAAP disclosures.
     5. Comment: Similar to the preceding comment, and in view of the rules related to non-GAAP measures, please tell us in detail why you believe it is appropriate to present your ratio of long-term debt to stockholders' equity as if your redeemable preferred stock represents permanent stockholders' equity, when under GAAP, such preferred stock is required to be classified outside of permanent stockholders' equity. If you intend to present this measure in future filings, and you believe you are permitted to do so under Item 10(e), please show us how you plan to revise your disclosures in future filings to comply with Item 10(e).
       Updated Company Response: In future filings, we will eliminate the above referenced non-GAAP disclosures.

As we discussed, I believe that our responses will
satisfy you and conclude your review.  We will look
forward to written confirmation from you that your
review is complete.   Should you have any questions,
please do not hesitate to call.  I may be reached at
(405)579-7144.

Sincerely,



Jodi Taylor
Chief Financial Officer
Harold's Stores, Inc.
Commission File No. 1-10892